N E W S R E L E A S E

May 15, 2008

FIRST QUARTER 2008 FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the first quarter of 2008. Complete details of the March 31, 2008 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s cash position at March 31, 2008 was approximately US$39.6 million.  The loss for the quarter was US$3.0 million as compared to US$3.6 million for Q1 2007.

Nevsun’s key asset is the high-grade gold/copper/zinc Bisha project in Eritrea, East Africa. Following the issue of the Bisha Mining License, announced January 8th 2008, the following decisions and updates have been made concerning the Bisha project:

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Decision by Nevsun board and the board of the Bisha Mining Share Company (BMSC) to progress the project to production.

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Endeavour Financial, the project finance advisor for Bisha has advised the Company that following a recent review of debt market appetite Endeavour has received numerous responses from both traditional sources of debt and commodity off-takers indicating strong interest to provide finance for the project.

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Orders placed for semi-autogenous (SAG) and ball mills. These are the longest lead items for the project and are expected to be manufactured, delivered and installed by December 2009.

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The capital and operating costs for the project have been updated following recent engineering design by SENET, the selected EPCM contractor for the project. The current estimate for the pre-production capital cost is US$246m. This represents a 25% increase compared with the Q4 2006 Feasibility Study estimate of US$196m.

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Financial scenarios and sensitivity review (all after tax):

o

 Recent metals prices scenario:

Metal prices

- Au $900/oz, Cu $3.80/lb, Zn $1.00/lb, Ag $16/oz

Rate of Return

- 66%

Cumulative cash flow

- $1,867 million

NPV (10%discount)

- $903 million

Payback

- 1.2 years    (pre-production capital payback)

Life of mine operating cost

- $33.35 /tonne of ore milled, excluding royalties

May 2008 base case scenario (more conservative metal prices):

Metal prices

- Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz

Rate of Return

-  38.6%

Cumulative cash flow

- $708 million

NPV (10% discount)

- $309 million

Payback

- 1.8 years    (pre-production capital payback)

In January 2008 the Company received US$25 million related to the provisional payment on acquisition by ENAMCO (Eritrean National Mining Corporation) of a contributing interest in Bisha. In addition, ENAMCO continues to fund its one third share of all costs of the Bisha project. The Company effectively has a 90% interest in the net present value (NPV) of the project, 30% of which will be received shortly after the start of production (less the US$25m prepayment received in January 2008).

The Company expects to receive US$20 million in connection with the sale of the Mali assets, which is expected to close in May 2008.  These funds, together with cash available at end Q1 2008 total approximately US$60 million.

With the above sources of capital in place in Nevsun, and considering the revised capital cost of the Bisha project, Nevsun should not be required to raise any further capital by way of equity issues, however BMSC, the project subsidiary will need significant additional capital which will be supplied by its shareholders and other traditional sources of project debt finance or off-take arrangements.

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Eritrea; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-08.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com